United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Coca-Cola FEMSA prices US$ 705 million green bond,

the largest ever for a Latin American corporation

Mexico City, Mexico – August 26, 2020 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), announces today the pricing of its first ever green bond in the international capital markets. The successful public offering of US$ 705 million principal amount of notes due 2032, priced at US Treasury + 120 basis points and a coupon of 1.850%. The transaction received broad participation from investment grade dedicated investors, confirming Coca-Cola FEMSA’s financial discipline, strong credit profile and commitment with sustainability. The green bond will help the Company achieve its environmental sustainability objectives and contribute to the United Nations Sustainable Development Goals.

“This green bond is consistent with our goal of ‘refreshing our consumers, anytime, anywhere, in a sustainable way’ as we plan to continue to generate economic value and a positive contribution to society and the environment. We expect this transaction will allow us to support the achievement of our environmental targets and contribute to the United Nations Sustainable Development Goals” said John Santa Maria Otazua, Coca-Cola FEMSA’s Chief Executive Officer.

The Company intends to allocate an amount equal to the net proceeds from this offering to finance or refinance eligible green projects, including in the following three areas:

•

Climate action: On June 11, 2020, Coca-Cola FEMSA became the first Mexican corporation to have carbon footprint reduction goals approved by the Science Based Targets Initiative (SBTi), thereby adhering to the goal framework set out by the Paris Agreement to avoid dangerous climate change by keeping global temperature rise well-below 2°C above pre-industrial levels. The Company plans to achieve its 2030 commitment with a pipeline of specific projects that expect to allow it to reach its plan of decreasing greenhouse gas emissions by 28% across its value chain, in comparison to its 2015 baseline.

•

Water stewardship: The Company continuously seeks for opportunities to make a more efficient use of water and protect water sources. With a benchmark water use ratio of 1.52 liters of water per liter of beverage produced in 2019, the Company is committed to return the same amount of water that is used in its beverage production through initiatives like the Latin American Water Funds Alliance and local partnerships.

•

Circular economy: As part of the “World Without Waste” initiative, Coca-Cola FEMSA has a commitment to use 50% recycled resin in its PET bottles and to collect 100% of the beverage packages placed in the market by 2030. Consistent with the Ellen McArthur Foundation’s New Plastics Economy Global Commitment, the Company is working on closing bottle-to-bottle loops by developing its own infrastructure and sharing infrastructure with other stakeholders through partnerships. Coca-Cola FEMSA is currently on track to achieve its commitments with a 50% collection rate in its main markets and an average of 23.7% use of recycled resin in PET bottles.

As part of the green bond offering, the Company published its Green Bond Framework, which is aligned with the four core components of the Green Bond Principles 2018 as administered by the International Capital Market Association. The Company obtained a Second-Party Opinion from Sustainalytics in accordance with industry best practices.

August 26, 2020	Page 1

The closing of the transaction and issuance of the notes is expected to occur on September 1, 2020, subject to customary closing conditions.

* * *

Coca-Cola FEMSA has engaged BofA Securities, Inc., J.P. Morgan Securities LLC, and Morgan Stanley & Co. LLC to act as joint bookrunners with respect to the offering of the Notes.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Coca-Cola FEMSA has filed a registration statement, including a prospectus with the Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents Coca-Cola FEMSA has filed with the SEC for more complete information about Coca-Cola FEMSA and the offering of the notes. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting BofA Securities, Inc. at +1 (800) 294-1322, J.P. Morgan Securities LLC at +1 (866) 846-2874, or Morgan Stanley & Co. LLC at +1 (866) 718-1649 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BofA Securities, Inc. at +1 (646) 855-8988, J.P. Morgan Securities LLC at +1 (212) 834-4533, or Morgan Stanley & Co. LLC at +1 (801) 902-6997.

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

For additional information, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx

•	Lorena Martin | lorena.martinl@kof.com.mx

•	Bryan Carlson | bryan.carlson@kof.com.mx

•	Maite Vilchis | maite.vilchis@kof.com.mx

August 26, 2020	Page 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2020

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer